ZEN Graphene Solutions Announces Grand Opening of Guelph Facility

Thunder Bay, Ontario--(Newsfile Corp. - February 4, 2020) - ZEN Graphene Solutions Ltd. (TSXV: ZEN) ("ZEN" or the "Company") is pleased to announce the grand opening of its Guelph facility for small scale pilot plant production and Research and Development.

James Jordan will be leading the work at the facility and is promoted to the position of Chief Operating Officer. In other company human resource review, Colin van der Kuur is now our Head of Research while Monique Manaigre becomes our Senior Government Relations and Account Manager.

Shares for Debt Settlement

ZEN announces the issuance of shares in connection with its previously announced shares for debt agreement with Alphabet Creative. The Company issued 47,222 common shares at a deemed price of $0.36 per common share in settlement of a debt of $17,000 owed by the Company. The common shares issued in connection with the shares for debt agreement will be subject to a hold period until May 1, 2020 in accordance with applicable securities laws.

About ZEN Graphene Solutions Ltd.

ZEN is an emerging graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a potential competitive advantage in the graphene market as independent labs in Japan, UK, Israel, USA and Canada have independently demonstrated that ZEN's

Albany PureTM Graphite is an ideal precursor material which easily converts (exfoliates) to graphene, using a variety of mechanical, chemical and electrochemical methods.

For further information:

Dr. Francis Dubé, Chief Executive Officer

Tel: +1 (289) 821-2820

Email: drfdube@zengraphene.com

To find out more on ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward Looking Statements

This news release contains forward-looking statements. More particularly, this news release contains statements concerning the acceptance of the engagement of Storyboard by the TSX Venture Exchange and the anticipated monthly fees payable to Storyboard. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/52046